HEALTHAXIS INC.
7301 North State Highway 161, Suite 300
Irving, TX 75039

October 10, 2006

Barbara C. Jacobs
Assistant Director Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Healthaxis Inc. Registration Statement on Form S-3 Filed June 27, 2005 File No. 333-126146

Dear Ms. Jacobs:

Set forth below are the responses of Healthaxis Inc. (the “Company”) to the Commission’s comment letter dated September 26, 2006.

For your convenience, the Commission’s comments have been repeated herein, with the Company’s response immediately following each of the Commission’s comments and highlighted in bold font.

Form S-3/A

General

1. We note that exhibit 10.5, your Remote Resourcing Agreement with BPO Partners, L.P., was filed without the schedules referenced in the agreement. It appears that some of the material terms of the agreement are contained in these schedules, for example the description of services to be provided in Schedule B and the charges for such services provided in Schedule D. Please refile a copy of this document with all schedules that contain material terms of your contractual arrangement with this related party.

Per the conversation that John McKnight, our legal counsel, had with Rebekah Toton, we are filing an amendment to our Form 8-K originally filed on May 17, 2005 to include the schedules referenced in the Remote Resourcing Agreement as part of the exhibit, and an amendment to the Form S-3 registration statement to reference this amended Form 8-K and otherwise to update the Registration Statement. We are also concurrently filing an acceleration request, as we understand that the Commission is prepared to declare the Registration Statement effective on an expedited basis.

Thank you for your consideration of the foregoing response. Should you have any questions regarding the above responses, please do not hesitate to contact the undersigned at (972) 443-5241.

Sincerely, /s/ J. Brent Webb J. Brent Webb

cc: John B. McKnight, Esq.

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